EXHIBIT F

This Exhibit describes certain changes to our 2008 Form 20-F as filed with the U.S. Securities and Exchange Commission on May 1, 2009:

(i) changing “US$397.9 million in 2008” to “US$397.9 million through 2008”, changing “In 2008” to “The amount of “ and adding “through 2008” after “nonrefundable” in the third sentence of “Item 3D. Risk Factors – Risks Relating to Embraer – We may have to refund cash contributions in connection with the production or development of the EMBRAER 170/190 jet family, the Phenom 100/300 family and the Legacy 450/500 family if certain milestones for each of these aircraft are not reached.” and “Item 4B. Business Overview – Suppliers and Components; Risk-Sharing Arrangements – Executive Jets – Cash contributions for the development of the EMBRAER 170/190 jet family and our Phenom 100 and Phenom 300 aircraft.”

(ii) changing “US$393.1 million in 2007” to “US$393.1 million in 2008” in “Item 5A. Operating Results – 2008 Compared with 2007 – Operating expenses – Selling expenses” and changing the reference “US$89.4 million” to “US$89.9 million”, “64%” to “56%”, adding “and cash and cash equivalents” after “cash investments”, and changing “US$58.8 million” to “US$72.8 million”, in “Item 5A. Operating Results – 2008 Compared with 2007 – Financial Income (expense), net.”

(iii) changing “social charges” to “payroll charges” in the last paragraph in “Item 5F. Tabular Disclosure of Contractual Obligations.”

(iv) changing “US$89.4 million” to “US$89.9 million” in “Item 5A. Operating Results – 2007 Compared with 2006 – Financial income (expense), net”.

(v) replacing the table on page 84 in “Item 5F-Tabular Disclosure of Contractual Obligations” with the corresponding table included in this Exhibit.

(vi) changing “R$214.1 million” to “US$214.1 million,” “R$95.4 million” to “US$95.4 million” and “R$43.8 million” to “US$43.8 million” in “Item 7B. Related Party Transactions – Overview: Brazilian Federal Government – Significant Customer: Brazilian Air Force.”

(vii) replacing the table of exposure of assets and liabilities to foreign currency risk as of December 31, 2008 as well as the derivatives transactions outstanding on the same date in “Item 11. Quantitative and Qualitative Disclosures About Market Risk – Foreign Currency Risk” with the corresponding new tables included in this Exhibit.

Exhibit F-Revised Table – Item 5F. Tabular Disclosure of Contractual Obligations

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in US$ millions)
Loans and interest	2,155.3	590.8	791.4	226.5	546.6
Pension fund	116.0	16.0	22.2	22.2	55.6
Capital lease obligations	19.6	4.9	7.4	4.9	2.4
Operating leases	24.5	6.3	7.6	1.7	8.9
Purchase obligations	1,082.3	1,082.3	—	—	—
Non recourse and recourse debt	504.6	137.7	17.1	212.9	136.9
Customer advances	1,600.7	1,151.5	343.9	86.2	19.1
Contribution from suppliers	44.3	—	34.3	—	10.0
Other liabilities	716.7	256.6	250.2	119.2	90.7

Total	6,264.0	3,246.1	1,474.1	673.6	870.2

Exhibit F - Revised Table on Exposure of Assets and Liabilities to Foreign Currency Risk as of December 31, 2008 as well as the Derivatives Transactions Outstanding at the Same Date

	Total Outstanding Amount	Outstanding Amount by Year of Maturity
		2009	2010	2011	2012	2013	Thereafter	Total Fair Value
	(in US$ millions)
ASSETS
Cash and cash equivalents
In reais	317.8	317.8	—	—	—	—	—	317.8
In Euro	38.3	38.3	—	—	—	—	—	38.3
In Chinese Yuan	14.1	14.1	—	—	—	—	—	14.1
Investments and temporary cash investments
In reais	570.9	570.9	—	—	—	—	—	570.9
Trade accounts receivable
In reais	54.7	54.7	—	—	—	—	—	54.7
In Euro	97.3	97.3	—	—	—	—	—	97.3
Deferred income tax assets
In reais	268.9	131.2	110.9	17.3	4.7	2.2	2.6	268.9
In Euro	1.1	1.1	—	—	—	—	—	1.1
In Chinese Yuan	2.2	2.2	—	—	—	—	—	2.2
Other assets
In reais	409.1	269.9	139.2	—	—	—	—	409.1
In Euro	15.2	9.2	6.0	—	—	—	—	15.2
In Chinese Yuan	11.9	11.9	—	—	—	—	—	11.9
Total Assets in reais	1,621.4	1,344.5	250.1	17.3	4.7	2.2	2.6	1,621.4
Total Assets in Euro	151.9	145.9	6.0	—	—	—	—	151.9
Total Assets in Chinese Yuan	28.2	28.2	—	—	—	—	—	28.2
LIABILITIES
Loans
In reais	616.4	13.9	554.3	13.8	12.5	12.5	9.4	616.4
In Euro	46.5	41.3	3.5	1.7	—	—	—	46.5
In Chinese Yuan	22.0	22.0	—	—	—	—	—	22.0
Accounts payable to suppliers
In reais	31.5	31.5	—	—	—	—	—	31.5
In Euro	39.1	39.1	—	—	—	—	—	39.1
Customer advances
In reais	17.6	17.6	—	—	—	—	—	17.6
Other accounts payable & accrued liabilities
In reais	305.7	293.9	11.8	—	—	—	—	305.7
In Euro	40.0	31.4	8.6	—	—	—	—	40.0
In Chinese Yuan	10.8	10.8	—	—	—	—	—	10.8
Taxes and payroll charges payable
In reais	380.1	36.2	306.0	24.4	6.6	3.1	3.8	380.1
In Euro	6.5	6.5	—	—	—	—	—	6.5
In Chinese Yuan	7.9	7.9	—	—	—	—	—	7.9
Accrued taxes on income
In reais	—	—	—	—	—	—	—	—
In Euro	5.5	5.5	—	—	—	—	—	5.5
In Chinese Yuan	1.3	1.3	—	—	—	—	—	1.3
Deferred income tax liabilities
In reais	85.5	9.5	13.0	13.7	13.7	11.8	23.8	85.5
In Euro	4.1	4.1	—	—	—	—	—	4.1
Accrued dividends
In reais	0.9	0.9	—	—	—	—	—	0.9
Contingencies
In reais	48.1	23.5	19.8	3.1	0.8	0.4	0.5	48.1
In Euro	0.6	0.2	0.4	—	—	—	—	0.6
Total liabilities in reais	1,485.8	427.0	904.9	55.0	33.6	27.8	37.5	1,485.8
Total liabilities in Euro	142.3	128.1	12.5	1.7	—	—	—	142.3
Total liabilities in Chinese Yuan	42.0	42.0	—	—	—	—	—	42.0
Total exposure in reais	135.6	917.5	(654.8)	(37.7)	(28.9)	(25.6)	(34.9)	135.6
Total exposure in Euro	9.6	17.8	(6.5)	(1.7)	—	—	—	9.6
Total exposure in Chinese Yuan	(13.8)	(13.8)	—	—	—	—	—	(13.8)

	Total Outstanding Amount	Outstanding Amount by Year of Maturity
		2009	2010	2011	2012	2013	Thereafter	Total Fair Value
	(in US$ millions)
DERIVATIVE INSTRUMENTS
Cross-currency interest rate swap contracts (US$Floating v. US$Fixed)
Notional amount	130.2	25.6	25.6	25.6	25.6	11.4	16.6	(10.3)
Average interest paid in US$	6.01%	—	—	—	—	—	—	—
Average interest received in US$	Libor + 1.2515%	—	—	—	—	—	—	—
Cross-currency swap (US$ to R$ adjusted by the CDI)
Notional amount	130.0	130.0	—	—	—	—	—	1.1
Average interest paid in reais	99% of CDI	—	—	—	—	—	—	—
Average interest received in US$	5.26%	—	—	—	—	—	—	—
Swap (fixed interest into variable interest – US$)
Notional amount	185.9	8.3	8.7	9.3	9.8	10.4	139.4	28.8
Average interest paid in US$	6.0%	—	—	—	—	—	—	—
Not Deliverable Forward	575.0	575.0		—	—	—	—	(156.1)
Accounts Receivable	—	—	—	—	—	—	—	—
Net exposure in assets/liabilities
- In reais	(180.3)	779.2	(663.5)	(47.0)	(38.7)	(36.0)	(174.3)	—
- In Euro	9.6	17.8	(6.5)	(1.7)	—	—	—	—
- In Chinese Yuan	(13.8)	(13.8)	—	—	—	—	—	—